Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 29 March 2006
Stock exchange announcement No. 17/2006

Issue of up to 10,292,930 new shares in a private placement

In its Annual Report for 2005, which was released today, Vestas reported a cash flow from operations of EUR 148m. In addition, the Group reported a net cash position (cash and cash equivalents less current bank debt) of EUR 89.9m at the end of 2005. Net Working Capital amounted to 14% of the Group's revenues and the Group's solvency ratio came to 31.2% at year end.

On the basis of these and other financial key indicators, the Board of Directors considers Vestas' current capital base to be adequate for supporting the Group's immediate business development plans. However, it is the opinion of the Board of Directors that in the longer term Vestas will benefit from strengthening its capital base as this will support the Group's position as the global leader in the industry.

In order to create the necessary room to pursue the strategic development efforts the Board of Directors has resolved to strengthen the Group´s capital base. Accordingly, the Board of Directors has today exercised its authority to raise the Company's share capital by up to 10,292,930 new shares of DKK 1.00 nominal value each through a private placement at market price using an accelerated book-building process. The subscription in connection with the private placement will be arranged by Dresdner Kleinwort Wasserstein Limited and Nordea Bank Danmark A/S as joint bookrunners.

Exercise of authorisation to increase the share capital

The decision to issue up to 10,292,930 shares of a nominal value of DKK 1.00 each (subject to a minimum of 5,000,000 shares) in a private placement is made pursuant to Articles 3.1 and 3.4 of the Company's articles of association by which the Board of Directors is authorised to make share capital increases.

At maximum subscription, the nominal value of the share capital increase will represent approximately 5.88% of the Company's current nominal share capital of DKK 174,911,173. Following completion of the share capital increase and assuming maximum subscription, the nominal share capital of Vestas will amount to DKK 185,204,103 divided into 185,204,103 shares of DKK 1.00 each.

The share capital increase will be made at market price and without any pre-emption rights for the Company's current shareholders to subscribe for the new shares. The new shares will be offered to institutional investors in Denmark and internationally.

The new shares will be subject to the same rules as the Company's existing shares. The new shares will be issued in the name of the shareholder and be recorded in the Company's share register. The new shares will be negotiable instruments and will in every respect carry the same rights as the existing shares. The new shares will carry the right to receive dividends for the financial year 2005 and other rights in the Company as from the time of registration of the capital increase with the Danish Commerce and Companies Agency expected to take place on 4 April 2006. The Company's financial year runs from 1 January to 31 December. The Company does not expect any dividends to be declared for the financial year 2005.

Subscription price

The subscription price will be established through an accelerated book building process carried out for Vestas by the joint bookrunners, Dresdner Kleinwort Wasserstein Limited and Nordea Bank Danmark A/S. It is expected that the subscription price and the nominal value of new shares to be issued will be announced on or before 30 March 2006.

Proceeds and use of proceeds

Total proceeds from the capital increase and the estimated transaction costs will be disclosed upon completion of the share capital increase. The final costs incidental to the capital increase will be disclosed in the Company's annual report for 2006.

Proceeds from the capital increase will be used for ongoing capital investments required to continue the strategic development of Vestas to manufacture cost efficient and technologically outstanding wind turbine solutions.

Admission for listing

The Copenhagen Stock Exchange has confirmed that the new shares will be listed under temporary ISIN code DK0060036218 at the Copenhagen Stock Exchange. The temporary ISIN code will be merged with the existing primary ISIN code for the existing shares, DK0010268606, as soon as possible following registration of the share capital increase with the Danish Commerce and Companies Agency and the Danish VP Securities Service.

Expected timetable for the capital increase

Date	Event
29 March 2006	Decision by the Board of Directors to exercise its authorisation to increase the share capital
30 March 2006	Closing of book building – announcement of subscription price
3 April 2006	Listing of new shares in temporary ISIN code
4 April 2006	Settlement and payment of the new shares
4 April 2006	Registration of new shares in the Danish Commerce and Companies Agency
6 April 2006	Expected last day of listing in the temporary ISIN code
7 April 2006	Change of code expected to be completed at the Copenhagen Stock Exchange

Changes in share capital

Following completion of the share capital increase, the total nominal share capital of Vestas will amount to DKK 185,204,103 divided into 185,204,103 shares of DKK 1.00 each (assuming subscription in full).

	Nominal share capital (DKK)	*Number of shares of DKK 1.00*
Share capital as at 29 March 2006	174,911,173	174,911,173
Share capital increase adopted on 29 March 2006 up to	10,292,930	10,292,930
In total up to	185,204,103	185,204,103

Taxation of dividends

Dividends will be taxed according to the applicable tax rules for taxation of dividends. Any investors should consult their own tax advisers as to the consequences under the tax laws of any relevant jurisdiction of acquiring, holding and disposing of shares in Vestas.

Expectations in conjunction with the share capital increase

The private placement is not expected to influence the profit forecast for the financial year 2006 as announced in the stock exchange announcement No. 16 of 29 March 2006 in connection with the Company's publication of its annual report for 2005.

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Any questions may be addressed to the Executive Management of Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Bent Carlsen
Chairman of the Board of Directors

Ditlev Engel
President and CEO

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated by the Financial Services Authority, is acting for Vestas Wind Systems A/S and for no-one else in connection with the contents of this document and will not be responsible to anyone other than Vestas Wind Systems A/S for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited, or for affording advice in relation to the contents of this document or any matters referred to herein.

Neither this document nor any copy of it may be taken, transmitted or distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan or in any jurisdiction in which such transmission or distribution is unlawful. Any failure to comply with this restriction may constitute a violation of US, Canadian, Australian or Japanese securities laws or the securities laws of other states as the case may be.

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 29 March 2006
Stock exchange announcement No. 18/2006

Completion of share capital increase of DKK 10,292,930 new shares

Vestas Wind Systems A/S ("the Company") is pleased to announce that the share capital increase with nominal value DKK 10,292,930 representing 10,292,930 shares, which was announced earlier today has been fully subscribed for and finalised in connection with a private placement carried out through an accelerated book building process. Please refer to stock exchange announcement No. 17 of 29 March 2006.

The capital increase has been subscribed for at a price per share of DKK 139 by institutional and professional investors in Denmark and internationally. The Company will receive net proceeds of approximately DKK 1,386 million. The capital increase received great interest and was subscribed for several times. The subscription in connection with the private placement was arranged by Dresdner Kleinwort Wasserstein Limited and Nordea Bank Danmark A/S as joint bookrunners.

Following completion of the share capital increase, the nominal share capital of the Company will amount to DKK 185,204,103 divided into 185,204,103 shares of DKK 1.00 each.

The new shares are expected to be admitted for listing on the Copenhagen Stock Exchange A/S under the temporary ISIN code DK0060036218 on 3 April 2006. The temporary ISIN code will be merged with the primary ISIN code DK0010268606, as soon as possible following registration of the share capital increase with the Danish Commerce and Companies Agency.

Payment and settlement is expected to take place on 3 April 2006. Until the settlement has taken place, the capital increase may under extraordinary circumstances be cancelled.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Any questions may be addressed to Ditlev Engel, President and CEO, Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Bent Carlsen	Ditlev Engel
Chairman of the Board	President and CEO

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated by the Financial Services Authority, is acting for Vestas Wind Systems A/S and for no-one else in connection with the contents of this document and will not be responsible to anyone other than Vestas Wind Systems A/S for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited, or for affording advice in relation to the contents of this document or any matters referred to herein.

Neither this document nor any copy of it may be taken, transmitted or distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan or in any jurisdiction in which such transmission or distribution is unlawful. Any failure to comply with this restriction may constitute a violation of US, Canadian, Australian or Japanese securities laws or the securities laws of other states as the case may be.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S